Assurance Group, Inc.

1150 S. US Highway 1, Suite 302

Jupiter, FL  33477-7236

VIA EDGAR
                                                   October 25, 2011

Mr. Larry Spirgel

Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

    RE: Assurance Group, Inc.
            Item 4.01 Form 8-K/A Amendment No. 2
            File Number: 000-52872
            Filed: September 26, 2011 and Amendment No 1 filed on October 13, 2011

Dear Mr. Spirgel,

This correspondence is in reply to your letter dated October 19, 2011 stating that the company and its management acknowledge that:

*

Assurance Group, Inc., the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the company's disclosures.

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In reply to your comments 1 through 6 as restated below:

1. Please revise to disclose either September 19, 2011 or September 22, 2011 as the date that Lake and Associates CPA's, LLC resigned as the company's independent registered public accounting firm.

2. Please revise your Form8-K to provide disclosures required by Item304(a)(1)(iv) of Regulation S-K regarding disagreements with the former accountant to cover any subsequent interim periods through the date of resignation.

3. Also, revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event, which includes internal control weaknesses, that the former accountant advised the company of during any subsequent interim periods through the date of resignation.

4. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

5. As a new accountant has been appointed, please comply with the requirements of Regulation S-K Item 304(a)(2).  In making any disclosures about consultation with your new accountant, please ensure you disclose any consultations up, through the date of engagement.

6. To the extent that you make changes to the Form8-K to comply with our comments, please obtain and file an updated Exhibit l6 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

The attached amendment number 2 corrected the date of Lake & Associates resigning as the independent audit firm for Assurance Group, Inc. from September 22, 2011 to September 19, 2011.

The amendment contains reference to Item 304(a)(1)(iv) of Regulation S-K on paragraph as they relate to disagreements with the former accountant.

The amendment contains reference to Item 304(a)(1)(v) of Regulation S-K on paragraph as they relate to the prior accountant.

Disclosure of a reportable event has been added to paragraph 4 of the amendment as required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

The amended form 8-K contains reference to Item 304(a)(1)(v) of Regulation S-K as they relate to the new accountant.

An updated Exhibit 16 letter has been obtained from the former accountant.

Please feel free to contact either Barney Richmond by email at barneyarichmond@msn.com or Richard Turner at rick@assurancegrp.info.

Sincerely,

/s/ Richard C. Turner
Richard C. Turner
Treasurer
Assurance Group, Inc.